SECURITIES AND EXCHANGE COMMISSION

                             Washington, D. C. 20549

                                    FORM U-1

                           APPLICATION OR DECLARATION
                                      under
                 The Public Utility Holding Company Act of 1935

                               GULF POWER COMPANY
                              500 Bayfront Parkway
                            Pensacola, Florida 32501

               (Name of company or companies filing this statement
                  and addresses of principal executive offices)

                              THE SOUTHERN COMPANY

 (Name of top registered holding company parent of each applicant or declarant)

                                 Warren E. Tate
                             Secretary and Treasurer
                               Gulf Power Company
                              500 Bayfront Parkway
                            Pensacola, Florida 32501

                   (Names and addresses of agents for service)

    The Commission is requested to mail signed copies of all orders, notices and communications to the above agents for service and to:


     W. L. Westbrook                              John D. McLanahan, Esq.
 Financial Vice President                          Troutman Sanders LLP
   The Southern Company                         600 Peachtree Street, N.E.
270 Peachtree Street, N.W.                              Suite 5200
  Atlanta, Georgia 30303                        Atlanta, Georgia 30308-2216



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                              INFORMATION REQUIRED

Item 1.  Description of Proposed Transactions.
         1.1 Gulf Power Company ("Gulf"), a wholly-owned subsidiary of The Southern Company ("Southern"), a registered holding company under the Public Utility Holding Company Act of 1935, as amended (the "Act"), proposes to issue and sell from time to time, prior to January 1, 2004, short-term and/or term loan notes to lenders, commercial paper to or through dealers and/or issue non-negotiable promissory notes to public entities for their revenue anticipation notes in an aggregate principal amount at any one time outstanding of up to $300,000,000. At September 30, 1996, the maximum aggregate principal amounts of unsecured short-term borrowings permissible under Gulf's charter and pursuant to the exemption from the provisions of Section 6(a) of the Act afforded by the first sentence of Section 6(b) of the Act were $91,435,000 and $21,889,999, respectively. In no circumstances will Gulf have unsecured borrowings outstanding at any one time that exceed applicable charter limitations.
         In view of the restriction on the amount of unsecured short-term debt that Gulf may have outstanding under the terms of its charter, it is proposed that any borrowings pursuant to authority granted hereunder may be, and any such borrowings in excess of such restricted amount of short-term unsecured debt would be, secured by a subordinated lien on certain assets of Gulf. To the extent required, Gulf hereby requests authority therefor pursuant to Section 12(d) of the Act and Rule 44 thereunder.
         1.2 Gulf proposes to effect borrowings from certain banks or other lending institutions. Such institutional borrowings will be evidenced by notes to be dated as of the date of such borrowings and to mature in not more than 10 years after the date of issue, or by "grid" notes evidencing all

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outstanding borrowings from each lender to be dated as of the date of the initial borrowing and to mature not more than 10 years after the date of issue. Gulf proposes that it may provide that any note evidencing such borrowings may not be prepayable, or that it may be prepaid with payment of a premium that is not in excess of the stated interest rate on the borrowing to be prepaid, which premium in the case of a note having a maturity of more than one year may thereafter decline to the date of the note's final maturity. The form of note applicable to this paragraph is filed herewith as Exhibit A-1.
         Borrowings will be at the lender's prevailing rate offered to corporate borrowers of similar quality. Such rates will not exceed the prime rate or (i) LIBOR plus up to 2%, (ii) the lender's certificate of deposit rate plus up to 1-3/4%, or (iii) a rate not to exceed the prime rate plus 1% to be established by bids obtained from the lenders prior to a proposed borrowing; provided, however, that with respect to borrowings with a maturity in excess of one year, the rate will not exceed the yield for a comparable maturity Treasury note plus one percent.
         Compensation for the credit facilities may be provided by fees of up to 1/2 of 1% per annum of the amount of the facility. Compensating balances may be used in lieu of fees to compensate certain of the lenders.
         1.3 Gulf also may effect short-term borrowings hereunder in connection with the financing of certain pollution control facilities through the issuance by public entities of their revenue bond anticipation notes. Under an agreement with each such public entity, the entity would effectively loan to Gulf the proceeds of the sale of such revenue bond anticipation notes, having a maturity of not more than one year after date of issue, and Gulf may issue its non-negotiable promissory note therefor. Such note would provide for payments thereon to be made at times and in amounts which shall correspond to the payments with respect to the principal of, premium, if any, and interest, which


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shall not exceed the prime rate, on such revenue bond anticipation notes, whenever and in whatever manner the same shall become due, whether at stated maturity, upon redemption or declaration or otherwise.
         Gulf requests that the Commission reserve jurisdiction over the issuance by Gulf of its non-negotiable promissory notes pursuant to this Item
1.3 pending completion of the record with respect thereto.
         1.4 Gulf also proposes that it will have authority to issue and sell commercial paper to or through dealers from time to time prior to January 1, 2004. Such commercial paper will be in the form of promissory notes with varying maturities not to exceed nine months. Actual maturities will be determined by market conditions, the effective interest costs and Gulf's anticipated cash flow, including the proceeds of other borrowings, at the time of issuance. The commercial paper notes will be issued in denominations of not less than $50,000 and will not by their terms be prepayable prior to maturity. The form of commercial paper note is filed herewith as Exhibit A-2.
         The commercial paper will be sold by Gulf directly to or through a dealer or dealers (the "dealer"). The discount rate (or the interest rate in the case of interest-bearing notes), including any commissions, will not be in excess of the discount rate per annum (or equivalent interest rate) prevailing at the date of issuance for commercial paper of comparable quality of the particular maturity sold by issuers thereof to commercial paper dealers.

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         No commission or fee will be payable in connection with the issuance and sale of commercial paper, except for a commission not to exceed 1/8 of 1% per annum payable to the dealer in respect of commercial paper sold through the dealer as principal. The dealer will reoffer such commercial paper at a discount rate of up to 1/8 of 1% per annum less than the prevailing interest rate to Gulf or at an equivalent cost if sold on an interest-bearing basis.
         1.5 Pursuant to orders of the Commission, Gulf has authority to effect short-term borrowings prior to January 1, 1997 as set forth in Commission File No. 70-8397 (HCAR No. 35-26049, dated May 9, 1994). At September 30, 1996, borrowings in an aggregate principal amount of approximately $64,100,000 were outstanding pursuant to such authorization. Gulf proposes that the authorization sought in this file would supersede and replace authorizations in File No. 70-8397 effective immediately upon the date of the Commission's order herein.
         1.6 The proceeds from the proposed borrowings will be used by Gulf for working capital purposes, including the financing in part of its construction program.
         None of the proceeds from any borrowing or from the sale of any of the notes authorized herein will be used by Gulf, directly or indirectly, for the acquisition of any interest in an "exempt wholesale generator" or a "foreign utility company".
         1.7 Except as may be otherwise authorized by the Commission, any short-term borrowings of Gulf outstanding hereunder after December 31, 2003 will be retired from internal cash resources, the proceeds of equity financings, or the proceeds of long-term debt.

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         1.8 With respect to the financing transactions proposed hereunder, Gulf hereby requests authority to file certificates of notification under Rule 24 on a quarterly basis (within 45 days following the close of each calendar quarter).

Item 2.  Fees, Commissions and Expenses.
         The fees, commissions, and expenses paid or incurred or to be paid or incurred in connection with the proposed transactions (in addition to those described in Item 1 hereof) of this Application or Declaration are estimated not to exceed $10,000.

Item 3.  Applicable Statutory Provisions.
         3.1 Gulf considers that the issuance and sale of the short-term notes and commercial paper notes are currently exempt to the extent set forth above from the provisions of Sections 6(a) and 7 of the Act under the first sentence of Section 6(b) and that upon the granting of this application will be so exempt to the extent of the maximum aggregate principal amounts of the bank notes and commercial paper notes which it proposes to issue. With respect to the term-loan borrowings and the issuance of notes as described in Item 1.3, Gulf considers that the provisions of Sections 6(a) and 7 of the Act are applicable to the proposed transactions.
         3.2 The proposed transactions will be carried out in accordance with the procedure specified in Rule 23 and pursuant to an order of the Commission with respect thereto.
         3.3 Rule 54 Analysis. The proposed transactions are also subject to Rule 54, which provides that, in determining whether to approve an application which does not relate to any "exempt wholesale generator" ("EWG") or "foreign utility company" ("FUCO"), the Commission shall not consider the effect of the

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capitalization or earnings of any such EWG or FUCO which is a subsidiary of a registered holding company if the requirements of Rule 53(a), (b) and (c) are satisfied.
               Southern currently meets all of the conditions of Rule 53(a). At September 30, 1996, Southern's "aggregate investment," as defined in Rule 53(a)(1), in EWGs and FUCOs was approximately $889.5 million, or about 25% of Southern's "consolidated retained earnings," also as defined in Rule 53(a)(1), for the four quarters ended June 30, 1996 ($3.523 billion). In addition, Southern has complied and will continue to comply with the record-keeping requirements of Rule 53(a)(2), the limitation under Rule 53(a)(3) on the use of Operating Company personnel to render services to EWGs and FUCOs, and the requirements of Rule 53(a)(4) concerning the submission of copies of certain filings under the Act to retail rate regulatory commissions. Accordingly, since the requirements of Rule 53(a) are currently met and none of the circumstances described in Rule 53(b) has occurred, the provisions of Rule 53(c) are currently inapplicable.

               Moreover, even if the effect of the capitalization and earnings of EWGs and FUCOs in which Southern has an ownership interest upon the Southern holding company system were considered, there is no basis for the Commission to withhold or deny approval for the proposal made in this Application-Declaration. The action requested in the instant filing (viz. approval for certain financing transactions by Gulf) would not, by itself, or even considered in conjunction with the effect of the capitalization and earnings of Southern's EWGs and FUCOs, have a material adverse effect on the financial integrity of the Southern system, or an adverse impact on Southern's public-utility subsidiaries, their customers, or the ability of State commissions to protect such public-utility customers.

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Item 4.  Regulatory Approval.
         The proposed issuance by Gulf of its notes to institutions and the proposed issuance and sale of its commercial paper notes will have been expressly authorized by the Florida Public Service Commission, which has jurisdiction over the issuance of securities by public utility companies operating in Florida.
         Such transactions are not subject to the jurisdiction of any federal commission other than the Commission.

Item 5.  Procedure.
         Gulf hereby requests that the Commission issue its order with respect to these transactions as soon as the rules allow and requests that there be no 30-day waiting period between the issuance of the Commission's order and the date on which it is to become effective. Gulf hereby waives a recommended decision by a hearing officer or other responsible officer of the Commission and hereby consents that the Division of Investment Management may assist in the preparation of the Commission's decision and/or order in this matter unless such Division opposes the matters covered hereby.

Item 6. Exhibits and Financial Statements.

          (a)  Exhibits.

               A-1  - Form of note.

               A-2  - Form of commercial paper note.

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               A-3  - Restated  Articles of Incorporation of GULF and amendments
                      thereto  through  November  8,   1993.   (Designated   in
                      Registration No.33-43739 as Exhibit 4(b)-1, in Form 8-K dated January 15, 1992, File No.0-2429, as Exhibit 1(b),in Form 8-K dated August 18, 1992, File No.0-2429, as Exhibit 4(b)-2, in Form 8-K dated September 22, 1993, File No. 0-2429, as Exhibit 4 and in Form 8-K dated November 3, 1993, File No. 0-2429, as Exhibit 4.)

               A-4  - By-laws of Gulf as amended effective July 26, 1996, and as presently in effect.

               B    - None.

               C    - None.

               D-1  - Petition of Gulf to the Florida Public Service Commission.
                      (To be filed by amendment.)

               D-2  - Copy of order of Florida Public Service Commission.

               E    - None.

               F    - Opinion of Beggs & Lane, counsel for Gulf. (To be filed by amendment.)

               G    - Form of Notice.

          Exhibits heretofore filed with the Commission and designated as set forth above are hereby incorporated herein by reference and made a part hereof with the same effect as if filed herewith.


          (b)      Financial Statements.

                   Balance sheet of Gulf at June 30, 1996. (Designated in Gulf's Form 10-Q for the quarter ended June 30, 1996, File No. 0-2429.)

                   Statements of income and cash flows of Gulf for the six months ended June 30, 1996. (Designated in Gulf's Form 10-Q for the quarter ended June 30, 1996, File No. 0-2429.)

          Since June 30, 1996, there have been no material changes, not in the ordinary course of business, in the financial condition of Gulf from that set forth in or contemplated by the foregoing financial statements.

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Item 7.  Information as to Environmental Effects.
            (a) As described in Item 1, the proposed transactions are of a routine and strictly financial nature in the ordinary course of business. Accordingly, the Commission's action in this matter will not constitute any major federal action significantly affecting the quality of the human environment.
            (b) No other federal agency has prepared or is preparing an environmental impact statement with regard to the proposed transactions.

                                   SIGNATURES
            Pursuant to the requirements of the Public Utility Holding Company Act of 1935, the undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

Dated  November 1, 1996               GULF POWER COMPANY


                                      By__/s/Wayne Boston_____
                                             Wayne Boston
                                          Assistant Secretary